Contact

www.linkedin.com/in/michael-garrett-plunge (LinkedIn)

Top Skills

Investments
Valuation
Financial Modeling

Michael Garrett

Founder & Co-CEO at Plunge & Founder & CEO at Reboot Float and Cryo Spa

Auburn, California, United States

Experience

Plunge

Founder and CEO
September 2020 - Present (4 years 8 months)

Reboot Float and Cryo Spas

Founder & CEO
April 2015 - Present (10 years 1 month)
San Francisco Bay Area

Reboot Float Spa

Founder
2014 - Present (11 years)

Strome Group

Analyst
2007 - 2008 (1 year)

Education

Penn State University

BS, Accounting · (2002 - 2006)